OYSTER ENTERPRISES II ACQUISITION CORP

801 Brickell Avenue

8th Floor

Miami, Florida, 33131

May 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Benjamin Holt, Brigitte Lippmann, Ameen Hamady, and Jennifer Monick

Re:	Oyster Enterprises II Acquisition Corp
Registration Statement on Form S-1
Filed May 6, 2025, as amended File No. 333-286984

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oyster Enterprises II Acquisition Corp hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on May 21, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Mario Zarazua
Mario Zarazua
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP